UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1.
News release issued by Masisa S.A. on May 25, 2007:

NEWS RELEASE

For further information contact: Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com

MASISA S.A. INFORMS THE TRANSFER OF THE FACULTY FOR APPOINTING AND REMOVING THE PERSON ACTING AS PROTECTOR OF THE VIVA TRUST.

Santiago, May 25, 2007. - MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”) announced today that Mr. Stephan Schmidheiny transferred to his son Alex Max Schmidheiny the faculty of appointing and removing, pursuant to the law applicable, the person acting as Protector of the VIVA Trust, a trust fund constituted according to the laws of the Bahamas.

MASISA S.A.
Publicly-Traded Corporation

SIGNIFICANT EVENT

Santiago, May 24, 2007

Mr. Superintendent
Superintendency of Securities and Insurance

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 and in General Regulations Nº30 and Nº104 of the Superintendency, and duly empowered by the board of directors of Masisa S.A. (hereinafter referred to as “Masisa”) or (the “Company”), I hereby inform you of the following as a significant event:

That the Company’s board of directors was informed in an ordinary board meeting, held on May 23, 2007, of Mr. Stephan Schmidheiny transferring to his son Alex Max Schmidheiny the faculty of appointing and removing, pursuant to the law applicable, the person acting as Protector of the VIVA Trust, a trust fund constituted according to the laws of the Bahamas.

As the Superintendency is aware, in 2003 Mr. Stephan Schmidheiny made an irrevocable donation to the VIVA Trust of the entire shareholding he held in a series of companies, in former Terranova S.A. and in former Masisa S.A., companies that after their merger gave rise to the current Masisa.

Commensurate with the organizational structure of the VIVA Trust, there is an Advisory Committee made up of 2 to 7 members, which implements and controls the strategy of the trust and a natural person called the Protector, who is empowered to appoint and remove, pursuant to the law applicable, the members of the Advisory Committee and the Trustee, and who safeguards that such strategy is implemented in keeping with the vision, values and principles established by the founder of the VIVA Trust.

Based on the aforementioned organizational structure of the VIVA Trust and the faculty of Mr. Alex Max Schmidheiny to appoint and remove, pursuant to the law applicable, the person acting as the Protector of such trust fund, the Company deems that, without a share transfer or purchase arising, there has been a change in the person having the final control of the VIVA Trust administration and hence of Masisa, notwithstanding the fact that such trust fund maintains its majority shareholding and indirect control of the Company through its trustee.

We would like to highlight that the founder of the VIVA Trust, Mr. Stephan Schmidheiny, and Mr. Alex Max Schmidheiny have no shareholding or financial interest whatsoever in such trust fund, and hence they have no direct or indirect voting power under any circumstance in Masisa, or the power to dispose of Masisa’s shares howsoever.

This significant event being informed of has no financial or accounting impact on Masisa.

Lastly, we hereby inform the Superintendency that Mr. Roberto Artavia Loría is the Protector of the VIVA Trust and that the Advisory Committee is made up of Mr. Peter Fuchs as president, and Wenceslao Casares, Antonio Espinoza and Jonathan Lash as directors. For further information about the VIVA Trust, its mission and the various activities undertaken through the AVINA Foundation and the initiatives such trust fund has developed, we recommend you visit its website http://www.vivatrust.net

Yours faithfully,

Patricio Reyes Urrutia
Corporate Counsel
Masisa S.A.

c.c.:  Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include, without limitation, management's current view and estimates of future circumstances. Some forward-looking statements may be identified by our use of the terms "may", "will" and similar expressions. Statements regarding the expiration of the rights offering and expected use of proceeds of the offerings are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2007

Masisa S.A.
By:	/s/ Patricio Reyes
Patricio Reyes
General Counsel